August 13, 2024

Josh Mandel-Brehm
Chief Executive Officer
Camp4 Therapeutics Corp
One Kendall Square, Building 1400 West, 3rd Floor
Cambridge, MA 02139

       Re: Camp4 Therapeutics Corp
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 2, 2024
           CIK No. 0001736730
Dear Josh Mandel-Brehm:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 14, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Overview, page 1

1. We note your response to prior comment 1. Please tell us whether you had material research and development expenses relating to the Dravet syndrome candidate in
       FY2023.
 August 13, 2024
Page 2
License and collaboration agreements
Whitehead Institute patent license agreement, page 132

2. We note your response to prior comments 22 and 23. Please further revise your disclosure related to the Whitehead agreement to specifically quantify the potential aggregate development milestone payments that may be payable under the terms of the agreement upon the achievement of certain specified contingent events. Also, revise your description of the duration of the royalty term to disclose the number of years after the first commercial sale after which the term might expire.

       Please contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Thomas Danielski